Exhibit 99.1

Acorn International Reports Financial Results for the Second Quarter of 2019

Net Revenues Increased 38.6% Year-Over-Year to US$8.7 Million

SHANGHAI, September 16, 2019 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced its preliminary unaudited financial results for the quarter and six months ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•	Net revenues increased 38.6% year-over-year in Q2 2019 to US$8.7 million.
•	Gross profit rose 39.9% year-over-year in Q2 2019 to US$6.2 million.
•	Gross margin increased to 71.8% in Q2 2019, compared to 71.2% in Q2 2018.
•	Loss from continuing operations was US$0.5 million in Q2 2019, compared to a loss from continuing operations of US$0.5 million in Q2 2018.
•	Net income was US$0.1 million in Q2 2019 as compared to net income of US$23.8 million in Q2 2018. The year ago period includes a $27.7 million capital gain from the sale of the Company’s Bright Rainbow Investments Limited subsidiary in April 2018.
•	The board of directors declared a cash dividend for the second quarter of 2019 of US$0.0125 per ordinary share, or approximately US$0.25 per ADS, each of which represents twenty ordinary shares.

“Acorn posted another quarter of solid sales growth in the second quarter of 2019, with revenues up 38.6% from the second quarter of 2018 due to continued strong performance of Babaka branded products and Acorn Fresh on our e-commerce channels and gross margin improved to 71.8%. Because of increased investment in sales and marketing to support e-commerce sales, our results were near breakeven at the operating level while net income was $0.1 million,” said Mr. Jacob A. Fisch, CEO and President of Acorn International.

“During the second quarter of 2019, our Babaka brand of posture correction products continued to achieve record sales, driven by the successful promotion of our core products through digital media in China as well as expansion on third-party e-commerce B2C platforms. Acorn Fresh, which offers high-quality, fresh food products via e-commerce, continued to build momentum. Acorn Digital Services, our social media and digital services division, signed new client deals.”

“Looking ahead, Acorn will continue to focus on building brands and growing e-commerce, particularly Babaka branded products and Acorn Fresh. We are also in the process of shutting down our call center operations which are increasingly unproductive as a sales channel in China’s new digital economy. This action will further increase efficiency and lower costs.” Mr. Fisch concluded.

Dividend

On August 28th, 2019, the Company’s board of directors declared a cash dividend for the second quarter of 2019 of US$0.0125 per ordinary share, or approximately US$0.25 per ADS, each of which represents twenty ordinary shares. Record holders of the Company's ordinary shares at the close of business US Eastern Time on September 20, 2019 (the "Record Date") will be entitled to receive the cash dividend the second quarter of 2019. The Company expects Citibank N.A., the depositary bank for Acorn's ADS program, to distribute dividends to ADS holders as of the Record Date on or about September 27, 2019. Dividends to be paid to the Company's ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

Preliminary Financial Results for the Second Quarter of 2019:

Total net revenues were US$8.7 million in the second quarter of 2019, up 38.6% from US$6.3 million in the second quarter of 2018, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products.

Cost of sales in the second quarter of 2019 was US$2.5 million, up 35.5% from US$1.8 million in the second quarter of 2018. The increase was attributable to increased sales volume and net revenues.

Gross profit in the second quarter of 2019 was US$6.3 million, up 39.9% from US$4.5 million in the second quarter of 2018. Gross margin was 71.8% in the second quarter of 2019, up from 71.2% in the second quarter of 2018. The increase in gross margin was due to a higher proportion of sales from Babaka branded products.

Total operating expenses in the second quarter of 2019 were US$6.7 million, up 35.5% from US$5.0 million in the second quarter of 2018. The increase in operating expenses was due primarily to an increase in selling and marketing expenses to support e-commerce sales, which were partially offset by a slight decrease in general and administrative expenses and an increase in other operating income due to increased revenues from Acorn Digital Services and interest from the loan to Cachet.

Loss from continuing operations was US$0.5 million in the second quarter of 2019, as compared to a loss from continuing operations of US$0.5 million in the second quarter of 2018.

Other income was US$0.3 million in the second quarter of 2019, compared to other income of US$27.7 million in the second quarter of 2018. The year ago period includes a $27.7 million capital gain from the sale of the Company’s Bright Rainbow Investments Limited (“Bright Rainbow”) subsidiary in April 2018.

Net income from continuing operations was US$0.1 million in the second quarter of 2019. This compares to net income from continuing operations of US$25.1 million in the second quarter of 2018, which was primarily due to the previously mentioned $27.7 million capital gain from the sale of Bright Rainbow. Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 (Refer to “Discontinued Operations” discussion below), was US$5 thousand in the second quarter of 2019, compared to a net loss from discontinued operations of US$1.3 million in the second quarter of 2018.

Net income attributable to Acorn was US$0.1 million in the second quarter of 2019. This compares to a net loss attributable to Acorn of US$23.8 million in the second quarter of 2018.

In the second quarter of 2019, the Company began shutting down operations at its call center in Wuxi, China and expects to complete the process in the third quarter of 2019. The results for full-year 2019 will include the call center’s operations as discontinued operations throughout 2019 with impact described in further detail below.

Preliminary First Half of 2019 Financial Results

Total net revenues were US$17.8 million in the first half of 2019, up 52.5% from US$11.7 million in the first half of 2018, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products.

Cost of sales in the first half of 2019 was US$5.0 million, up 46.1% from US$3.4 million in the first half of 2018. The increase was attributable to increased sales volume and net revenues.

Gross profit in the first half of 2019 was US$12.8 million, up 55.1% from US$8.3 million in the first half of 2018. Gross margin was 71.8% in the first half of 2019, up from 70.6% in the first half of 2018. The increase in gross margin was due to a higher proportion of sales from Babaka branded products.

Total operating expenses in the first half of 2019 were US$12.8 million, up from US$8.9 million in the first half of 2018. The increase in operating expenses was due primarily to an increase in selling and marketing expenses to support e-commerce sales.

Income from continuing operations was US$3 thousand in the first half of 2019, as compared to a loss from continuing operations of US$0.6 million in the first half of 2018.

Other income was US$4.9 million in the first half of 2019, primarily associated with a gain on the sale of the Company’s former principal office in Shanghai to a third party. This compared to other income of US$27.8 million in the first half of 2018, which was primarily due to a gain on the sale of the Company’s Bright Rainbow Investments Limited subsidiary in April 2018.

Net income from continuing operations was US$5.0 million in the first half of 2019. This compares to net income from continuing operations of US$25.1 million in the first half of 2018, which was primarily due to the previously mentioned $27.7 million capital gain from the sale of Bright Rainbow.

Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 (Refer to “Discontinued Operations” discussion below), was US$41 thousand in the first half of 2019, compared to a net loss from discontinued operations of US$1.6 million in the first half of 2018.

Net income attributable to Acorn was US$4.9 million in the first half of 2019. This compares to net income attributable to Acorn of US$23.5 million in the first half of 2018.

As noted previously, the shutting down of the operations at the Company’s call center in Wuxi will have the impact on the 2019 period as described in more detail in the section below.

As of June 30, 2019, Acorn’s cash and cash equivalents, with restricted cash, totaled US$11.6 million. The cash balance at the end of the first half of 2019 reflects the payment of cash dividends totaling approximately US$3.2 million in June 2019. This compares to cash and equivalents, with restricted cash, of US$20.2 million as of December 31, 2018.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on existing businesses and brands with higher profit margins, and on achieving profitable growth of new, potentially high margin businesses. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the historical operations of the wholly owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity.

In the second quarter of 2019, the Company began shutting down operations at its call center in Wuxi, China and expects to complete the process in the third quarter of 2019. Once completed, the Company is required by applicable accounting rules to treat the historical operations of the call center as discontinued operations. Based on the Company’s estimates, the net effect of these discontinued operations in the first half of 2019 would have been to decrease revenue and gross profit by approximately $0.7 million and $0.4 million, respectively, and improve income (loss) from continuing operations for the first half of 2019 by approximately $0.2 million. The results for full-year 2019 will include the call center’s operations as discontinued operations throughout the period.

Conference Call

The Company will host a conference call at 8:30 a.m. ET on September 16, 2019 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	888-204-4368
International:	+1 856-344-9299

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 6331584 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through September 23, 2019 and can be accessed by dialing +1 (888) 203-1112, or +1 (719) 457-0820, passcode 6331584.  An archived audio file of the call will be available on the Company’s website http://www.acorninternationalgroup.com/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements and include statements with respect to the Company’s continued focus on building brands and growing e-commerce sales, particularly Babaka branded products and Acorn Fresh; its plan for continued development of Acorn Digital Services; the Company’s expected second quarter of 2019 payment of a cash dividend of US$0.0125 per ordinary share, or US$0.25 per ADS; the Company’s expected completion of the shutdown of its call center in the third quarter of 2019, the classification and the presentation of such shutdown, as well as the further increase in efficiency and reduction in costs such shutdown is expected to generate. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China, as well as potential friction between the U.S. and China associated with their current trade dispute and related factors, which could potentially impact Acorn. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2018 annual report on Form 20-F filed with SEC on April 30, 2019. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s Form 20-F for the fiscal year ended December 31, 2018. The Company’s actual results of operations for the second quarter and first half of 2019 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

- Financial Tables Follow -

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	2018/12/31	2019/06/30
Cash and cash equivalents	$20,143,783	$11,471,980
Restricted cash	76,243	76,659
Accounts receivable, net	3,637,114	3,461,012
Inventory, net	1,694,249	1,658,493
Other prepaid expenses and current assets	7,938,790	9,950,993
Loan receivable	3,597,392	3,685,972
Held-for-sale assets	2,881,370	469,881
Current assets	39,968,941	30,774,990

Property and equipment, net	1,016,507	961,043
Available-for-sale securities	38,858,216	38,793,214
Loan to related party	10,050,054	14,705,570
Right of use assets	-	1,869,460
Other long-term assets	243,236	295,376
Total assets	$90,136,954	$87,399,653

Accounts payable	2,086,958	2,049,593
Dividend payable	174,658	189,234
Accrued expenses and other current liabilities	12,874,097	7,682,751
Lease Liability	-	780,089
Income taxes payable	2,192,540	1,549,182
Deferred revenue	174,826	122,174
Current liabilities	17,503,079	12,373,023

Lease Liability	-	1,165,731
Deferred tax liability, net	630,574	629,519
Total liabilities	18,133,653	14,168,273

Ordinary shares	918,844	918,844
Additional paid-in capital	121,962,650	118,736,449
Statutory reserve	8,350,141	8,350,141
Retained earnings	(87,749,530)	(82,820,355)
Beginning balance	(118,876,713)	(82,952,999)
Net income (loss) attributable to Acorn	31,127,183	132,644
Appropriation of statutory reserve fund
Accumulated other comprehensive income	56,507,394	56,036,037
Treasury stock, at cost	(28,320,324)	(28,320,324)
Total Acorn International, Inc. shareholders' equity	71,669,175	72,900,792

Noncontrolling interests	334,126	330,588
Total equity	72,003,301	73,231,380
Total liabilities and equity	$90,136,954	$87,399,653

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2019	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Direct sales	$5,264,896	$7,393,663	$9,875,535	$15,094,604
Distribution sales	1,009,624	1,305,523	1,830,649	2,754,845
Total net revenues	6,274,520	8,699,186	11,706,184	17,849,449

Cost of revenues
Direct sales	(1,469,737)	(2,054,528)	(2,791,548)	(4,114,533)
Distribution sales	(339,001)	(396,953)	(652,186)	(916,850)
Total cost of revenues	(1,808,738)	(2,451,481)	(3,443,734)	(5,031,383)

Gross profit
Direct sales	3,795,158	5,339,134	7,083,985	10,980,071
Distribution sales	670,623	908,570	1,178,463	1,837,995
Total gross profit	4,465,781	6,247,704	8,262,448	12,818,066

Operating (expenses) income
Other selling and marketing expenses	(2,634,333)	(4,642,702)	(5,018,924)	(8,748,002)
General and administrative expenses	(2,670,526)	(2,546,274)	(5,027,621)	(5,110,076)
Other operating income, net	339,846	462,205	1,135,770	1,042,781
Total operating (expenses) income	(4,965,013)	(6,726,771)	(8,910,775)	(12,815,297)
Income (loss) from continuing operations	(499,232)	(479,067)	(648,327)	2,769

Interest expense	-	-	-	-
Interest income	108,811	70,864	276,623	153,225
Other income (expenses), net	27,735,843	288,687	27,848,880	4,862,536
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	27,345,422	(119,516)	27,477,176	5,018,530

Income tax - current	(2,254,966)	256,078	(2,370,651)	(51,507)
Income tax - deferred	(6,751)	-	(6,751)	-
Income (loss) from continuing operations before equity in losses of affiliates	25,083,705	136,562	25,099,774	4,967,023

Discontinued operations :
Income (loss) from discontinued operations	(1,331,408)	(5,208)	(1,580,036)	(40,875)
Income (loss) from discontinued operations before equity in losses of affiliates	(1,331,408)	(5,208)	(1,580,036)	(40,875)

Equity in losses of affiliates	-	-	-	-

Net income (loss)	23,752,297	131,354	23,519,738	4,926,148

Net income (loss) attributable to non-controlling interests	1,179	1,290	2,358	3,028
Net income (loss) attributable to Acorn International, Inc.	$23,753,476	$132,644	$23,522,096	$4,929,176

###